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18007239

Securities and Exchange

MAY 30 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saxony Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7401 Watson Rd., Ste. 86
(No. and Street)

St. Louis (City) MO (State) 63119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Clark (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Brian Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CFO
Title

[signature]
Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission # 11038242
My Commission Expires Sep 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Saxony Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saxony Securities, Inc., (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Saxony Securities, Inc.'s auditor since 2001.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 25, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

ASSETS

Cash and cash equivalents	$ 685,685
Receivable from broker/dealers	673,267
Concessions and fees receivable	754,668
Furniture, equipment and software, at cost net of $147,567 accumulated depreciation and amortization	14,218
Other assets	75,237
TOTAL ASSETS	$ 2,203,075

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 221,138
Commissions payable	1,286,800
Note payable	100,000
Total Liabilities	$ 1,607,938
SHAREHOLDER'S EQUITY	
Common stock	$ 14,081
Additional paid-in capital	1,503,919
Retained earnings (deficit)	(922,863)
Total Shareholder's Equity	$ 595,137
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,203,075

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2018

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Saxony Securities, Inc. (the "Company") was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in February 2002.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2018.

Furniture, equipment and software – Depreciation and amortization is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA and NFA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2018, the Company's net capital and required net capital were $414,880 and $107,196, respectively. The ratio of aggregate indebtedness to net capital was 388%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities sold, not yet purchased, options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the Statement of Financial Condition. The agreement may be terminated by either party with 90 days prior notification.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires March 31, 2020. Pursuant to terms of the lease amendment dated December 14, 2012, the Company has one renewal option for an additional 3 year period. The option provides for a 3% increase over the prior period's base rent and other provisions. The total expenditure for office space for the year ended March 31, 2018, net of reimbursements of $36,000 (See Note 9), was $26,956. This amount includes additional charges pursuant to the lease agreement.

Other Operating Leases - The Company has several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates through March 2020. In addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements, net of reimbursements of $11,680 (See Note 9), were $115,100 for the year ended March 31, 2018.

Future minimum lease payments for all leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total
2019	$ 138,876
2020	91,564
Total	$ 230,440

NOTE 5 - NOTE PAYABLE

On March 10, 2015, the Company signed a $200,000 future advances promissory note with Saxony Capital Management, LLC. As of March 31, 2018, the balance was $100,000. The interest rate is at the prime rate (4.75% at March 31, 2018). Accrued interest of $1,116 is included in "Accounts payable and accrued expenses" on the Statement of Financial Condition. Principal and interest are due on or before February 28, 2020. Subsequent to March 31, 2018, the outstanding balance on this note was repaid.

Subsequent to March 31, 2018, the Company signed a $200,000 future advances promissory note with Saxony Financial Holdings, LLC, of which $100,000 was drawn. The interest rate is at the prime rate (4.75% at March 31, 2018). Principal and interest are due on or before March 31, 2021.

NOTE 6 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 7 - COMMISSION REVENUE

One registered representative of the Company was responsible for approximately 33% of the commissions and concessions revenue earned during the year ended March 31, 2018, as stated on the statement of operations.

NOTE 8 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 3). This is commonly referred to as a piggyback arrangement. The third party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12 month terms that automatically extend for additional 12 month periods.

Either party may terminate the agreements at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 3.

NOTE 9 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc. In addition, through common ownership and/or management, the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), an SEC registered RIA, Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Patrick Capital Markets, LLC (PCM), a registered broker/dealer Pinnacle Equity Holdings, LLC and Pinnacle Equity Management, LLC (PEM), a registered broker/dealer.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2018 relating to this agreement were $13,410.

The Company has an expense sharing agreement with SCM. During the year the Company was reimbursed $1,916,179 from SCM for commissions, payroll and other expenses the Company paid on SCM's behalf. In addition, the Company collected $1,773,944 of management fees and $61,605 of 12b-1 fees that were paid to SCM during the year ended March 31, 2018. Of this amount, the Company was paid $93,414 for processing the management fees noted above.

The Company incurred expenses to SIA totaling $54,000 for licensing services provided during the year ended March 31, 2018. In addition, the Company was reimbursed $6,000 from SIA for wages and other payroll expenses the Company has paid on SIA's behalf.

The Company has an expense sharing agreement with PCM. During the year the Company was reimbursed $84,698 for salary, payroll, rent and other expenses the Company has incurred on behalf of PCM during the year ended March 31, 2018.

During the year ended March 31, 2018, PEM collected various mutual fund and annuity trail payments that were due to the Company. These payments amounted to $6,283.

NOTE 10 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2018, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.